

April 5, 2012

Via E-mail
Mario Jakiri Tolentino
President
Online Tele-Solutions Inc.
Block 225, 02-213, Tampines St. 23
Singapore, 521225

> **Re: Online Tele-Solutions Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 12, 2012**
> **File No. 000-54342**

Dear Mr. Tolentino:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are seeking approval of an amendment to your articles of incorporation in order to increase the number of authorized shares of your common stock available for issuance. We further note that, among other uses, the unissued shares of common stock will be available for "acquisition transactions." Please tell us if this increase in shares is necessary in order to complete any particular acquisition. If an increase in authorized common shares is necessary to complete an acquisition contemplated at this time, please revise your proxy statement to include the information required by Item 14 of Schedule 14A. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock in connection with a merger or acquisition. Refer to Note A to Schedule 14A.

I. Amendment to the Articles of Incorporation to Increase the Number of Authorized Common Stock, page 5

2. We note your statement in the first paragraph of this section that "the par value of each share of common stock shall be increased from $0.001 per share to $0.0001 per share." Please explain to us how this constitutes an increase in the authorized par value, or revise to state that the par value will decrease to $0.0001 per share.

3. Your statements regarding the number of authorized common shares prior to the board's recommendation to increase the number of authorized shares are inconsistent. In this regard, we note that in the first paragraph of this section you state that the number of authorized shares will increase "from 75,000,000" shares and in the second paragraph you state that you currently have 50,000,000 shares of authorized common stock. We also note that your Articles of Incorporation filed as Exhibit 3.1 to your registration statement on Form S-1 filed on October 29, 2009 reflects 50,000,000 authorized shares. Please revise for consistency.

II. Amendment to Articles of Incorporation to Effect a Forward Stock Split at a Ratio of Thirty-For-One, page 6

4. We note several references throughout this section, including in the Risk Factors beginning on page 7, to the market for or market price of your common stock. However, it does not appear that there is currently any market for your common stock. Please thoroughly revise this section to clarify the fact that there is not currently a market for your common stock, and remove your references to such a market, or tell us why it is not appropriate to do so.

Certain Risks Associated with the Forward Stock Split, page 7

5. We note references in the first and second risk factors on page 7 to the reduction in the number of shares outstanding after the forward stock split. However, this is inconsistent with your disclosure elsewhere that investors will receive 30 shares for each share that they currently hold, increasing the number of shares outstanding. Please revise or advise.

Principal Effects of the Forward Stock Split, page 8

General Corporate Change, page 8

6. Please clarify the way in which you plan to affect the forward stock split. In this regard, we note your disclosure on page 6 that the ratio for the forward stock split is 30:1 and that the number of shares of common stock issued and outstanding will increase from 2,200,000 to 66,000,000 as a result of the stock split. However, in this section you indicate that investors will first receive 150 new shares for each share of

common stock that they currently hold, prior to affecting the forward stock split. Please revise to clarify.

Procedure for Effecting the Forward Stock Split and Exchange of Stock Certificates, page 8

7. Please clarify your references in this section to a reverse stock split, as your disclosure elsewhere indicates that you are conducting a forward stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Tom Puzzo